FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2026 Third Quarter

(April 1, 2025 through December 31, 2025)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2026 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

February 6, 2026

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2026 First nine months (April 1, 2025 through December 31, 2025)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2026 first nine months	38,087,604	6.8	3,196,722	-13.1	4,188,484	-22.9	3,144,293	-22.9	3,030,891	-26.1	4,493,655	16.0
FY2025 first nine months	35,673,545	4.9	3,679,491	-13.2	5,430,093	1.4	4,079,342	1.2	4,100,389	3.9	3,873,742	-28.5

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2026 first nine months	232.55	232.55
FY2025 first nine months	307.95	307.95

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2026 third quarter	102,344,599	39,992,539	38,974,691	38.1
FY2025	93,601,350	36,878,913	35,924,826	38.4

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2025	—	40.00	—	50.00	90.00
FY2026	—	45.00	—
FY2026 (forecast)				50.00	95.00

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2026 (April 1, 2025 through March 31, 2026)

	(% of change from FY2025)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	50,000,000	4.1	3,800,000	-20.8	5,020,000	-21.7	3,570,000	-25.1	273.91

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2026 third quarter 15,794,987,460 shares, FY2025 15,794,987,460 shares

(ii)	Number of treasury stock at the end of each period:
FY2026 third quarter 2,761,600,733 shares, FY2025 2,746,057,686 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2026 first nine months 13,033,236,606 shares, FY2025 first nine months 13,314,911,412 shares

(Note)

Toyota Motor Corporation has adopted a share-based compensation plan using a Stock-Granting Employee Stock Ownership Plan (ESOP) Trust. Toyota Motor Corporation shares held by the Trust are included in both the number of shares of treasury stock at the end of the fiscal period, as well as the shares of treasury stock to be deducted when calculating the average number of shares during the period.

Review of the Japanese-language originals of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: none

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

With respect to (vi) above, the forecast of consolidated financial results for the fiscal year ending March 31, 2026 announced today reflects an 1,450.0 billion yen estimated full fiscal year negative impact on operating income due to U.S. tariffs. The negative impact of U.S. tariffs on consolidated operating income for the first nine months of FY2026 was 1,200.0 billion yen.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

Supplemental Material for Financial Results for FY2026 Third Quarter

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2026 Third Quarter

Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 301 thousand units, or 4.3%, to 7,302 thousand units in FY2026 first nine months (the first nine months ended December 31, 2025) compared with FY2025 first nine months (the first nine months ended December 31, 2024). Vehicle unit sales in Japan increased by 62 thousand units, or 4.3%, to 1,516 thousand units in FY2026 first nine months compared with FY2025 first nine months. Overseas vehicle unit sales increased by 240 thousand units, or 4.3%, to 5,786 thousand units in FY2026 first nine months compared with FY2025 first nine months.

The results of operations for FY2026 first nine months were as follows:

Sales revenues	38,087.6 billion yen	(an increase of 2,414.0 billion yen or 6.8% compared with FY2025 first nine months)
Operating income	3,196.7 billion yen	(a decrease of 482.7 billion yen or 13.1% compared with FY2025 first nine months)
Income before income taxes	4,188.4 billion yen	(a decrease of 1,241.6 billion yen or 22.9% compared with FY2025 first nine months)
Net income attributable to Toyota Motor Corporation	3,030.8 billion yen	(a decrease of 1,069.4 billion yen or 26.1% compared with FY2025 first nine months)

The changes in operating income were as follows:

Marketing efforts	an increase of 745.0 billion yen

Effects of changes in exchange rates	a decrease of 275.0 billion yen

Cost reduction efforts	a decrease of 40.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 1,465.0 billion yen

Other	an increase of 552.3 billion yen

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 1,832.0 billion yen, or 5.7%, to 34,173.2 billion yen in FY2026 first nine months compared with FY2025 first nine months. However, operating income decreased by 653.4 billion yen, or 21.3%, to 2,420.4 billion yen in FY2026 first nine months compared with FY2025 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 521.4 billion yen, or 17.0%, to 3,587.4 billion yen in FY2026 first nine months compared with FY2025 first nine months, and operating income increased by 167.0 billion yen, or 33.7%, to 663.3 billion yen in FY2026 first nine months compared with FY2025 first nine months. The increase in operating income was mainly due to increase in valuation gains on interest rate swaps in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 121.8 billion yen, or 11.6%, to 1,168.1 billion yen in FY2026 first nine months compared with FY2025 first nine months. However, operating income decreased by 8.8 billion yen, or 7.1%, to 115.7 billion yen in FY2026 first nine months compared with FY2025 first nine months.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 19.3 billion yen, or 0.1%, to 16,325.6 billion yen in FY2026 first nine months compared with FY2025 first nine months. However, operating income decreased by 540.5 billion yen, or 23.1%, to 1,796.5 billion yen in FY2026 first nine months compared with FY2025 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

(2) North America:

Sales revenues in North America increased by 1,743.8 billion yen, or 12.1%, to 16,145.4 billion yen in FY2026 first nine months compared with FY2025 first nine months. However, operating income decreased by 77.1 billion yen, or 44.8%, to 94.9 billion yen in FY2026 first nine months compared with FY2025 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 425.5 billion yen, or 9.4%, to 4,945.2 billion yen in FY2026 first nine months compared with FY2025 first nine months. However, operating income decreased by 48.4 billion yen, or 13.0%, to 324.6 billion yen in FY2026 first nine months compared with FY2025 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

(4) Asia:

Sales revenues in Asia increased by 139.8 billion yen, or 2.1%, to 6,933.2 billion yen in FY2026 first nine months compared with FY2025 first nine months. However, operating income decreased by 50.2 billion yen, or 7.3%, to 635.0 billion yen in FY2026 first nine months compared with FY2025 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 133.0 billion yen, or 4.0%, to 3,488.5 billion yen in FY2026 first nine months compared with FY2025 first nine months, and operating income increased by 78.5 billion yen, or 43.7%, to 258.2 billion yen in FY2026 first nine months compared with FY2025 first nine months. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

2. Consolidated Financial Position for FY2026 Third Quarter

Financial Position

The financial position for FY2026 third quarter was as follows:

Total assets increased by 8,743.2 billion yen, or 9.3%, to 102,344.5 billion yen at the end of FY2026 third quarter compared with the end of FY2025. Liabilities increased by 5,629.6 billion yen, or 9.9%, to 62,352.0 billion yen at the end of FY2026 third quarter compared with the end of FY2025. Shareholders’ equity increased by 3,113.6 billion yen, or 8.4%, to 39,992.5 billion yen at the end of FY2026 third quarter compared with the end of FY2025.

Overview of Cash Flow

Cash and cash equivalents decreased by 1,063.4 billion yen, or 11.8%, to 7,918.9 billion yen at the end of FY2026 first nine months compared with the end of FY2025.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 3,769.7 billion yen for FY2026 first nine months. Net cash provided by operating activities increased by 946.0 billion yen from 2,823.7 billion yen for FY2025 first nine months.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 4,351.8 billion yen for FY2026 first nine months. Net cash used in investing activities increased by 828.6 billion yen from 3,523.2 billion yen for FY 2025 first nine months.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 675.0 billion yen for FY2026 first nine months. Net cash used in financing activities increased by 202.9 billion yen from 472.0 billion yen for FY2025 first nine months.

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2025	December 31, 2025
Assets
Current assets
Cash and cash equivalents	8,982,404	7,918,907
Trade accounts and other receivables	3,679,722	3,614,796
Receivables related to financial services	11,453,249	13,187,161
Other financial assets	6,935,759	8,673,180
Inventories	4,598,232	4,622,761
Income tax receivable	216,528	290,397
Other current assets	1,212,783	1,516,732

Subtotal	37,078,676	39,823,933

Assets held for sale	—	1,203,343

Total current assets	37,078,676	41,027,276

Non-current assets
Investments accounted for using the equity method	5,798,051	5,890,980
Receivables related to financial services	22,171,786	24,849,592
Other financial assets	9,882,841	10,585,882
Property, plant and equipment
Land	1,428,122	1,341,521
Buildings	6,170,063	6,083,681
Machinery and equipment	16,621,243	17,022,615
Vehicles and equipment on operating leases	8,051,945	9,349,012
Construction in progress	1,596,145	1,618,468

Total property, plant and equipment, at cost	33,867,518	35,415,297

Less - Accumulated depreciation and impairment losses	(18,533,826)	(18,999,016)

Total property, plant and equipment, net	15,333,693	16,416,281

Right of use assets	583,068	737,358
Intangible assets	1,363,266	1,358,483
Deferred tax assets	517,869	559,574
Other non-current assets	872,101	919,174

Total non-current assets	56,522,674	61,317,324

Total assets	93,601,350	102,344,599

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

	Yen in millions
	March 31, 2025	December 31, 2025
Liabilities
Current liabilities
Trade accounts and other payables	5,527,347	5,328,769
Short-term and current portion of long-term debt	15,829,516	17,062,764
Accrued expenses	1,827,933	1,980,072
Other financial liabilities	1,869,117	3,171,058
Income taxes payable	505,500	442,801
Liabilities for quality assurance	1,965,748	1,954,032
Other current liabilities	1,909,059	1,933,414

Subtotal	29,434,220	31,872,910

Liabilities directly associated with assets held for sale	—	680,341

Total current liabilities	29,434,220	32,553,251

Non-current liabilities
Long-term debt	22,963,363	25,064,916
Other financial liabilities	435,594	464,359
Retirement benefit liabilities	1,019,568	1,054,229
Deferred tax liabilities	1,659,433	1,891,511
Other non-current liabilities	1,210,260	1,323,795

Total non-current liabilities	27,288,217	29,798,809

Total liabilities	56,722,437	62,352,060

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	492,368	492,708
Retained earnings	35,841,218	37,772,680
Other components of equity	3,610,133	4,749,658
Other comprehensive income associated with assets held for sale	—	17,997
Treasury stock	(4,415,943)	(4,455,402)

Total Toyota Motor Corporation shareholders’ equity	35,924,826	38,974,691

Non-controlling interests	954,088	1,017,848

Total shareholders’ equity	36,878,913	39,992,539

Total liabilities and shareholders’ equity	93,601,350	102,344,599

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

 Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first nine months ended December 31, 2024	For the first nine months ended December 31, 2025
Sales revenues
Sales of products	32,642,249	34,534,473
Financial services	3,031,296	3,553,132

Total sales revenues	35,673,545	38,087,604

Costs and expenses
Cost of products sold	26,493,139	29,243,864
Cost of financial services	1,934,561	2,287,685
Selling, general and administrative	3,566,354	3,359,334

Total costs and expenses	31,994,054	34,890,883

Operating income	3,679,491	3,196,722

Share of profit (loss) of investments accounted for using the equity method	454,754	437,912
Other finance income	424,735	431,918
Other finance costs	(161,266)	(62,853)
Foreign exchange gain (loss), net	1,077,315	272,630
Other income (loss), net	(44,937)	(87,846)

Income before income taxes	5,430,093	4,188,484

Income tax expense	1,350,751	1,044,191

Net income	4,079,342	3,144,293

Net income attributable to
Toyota Motor Corporation	4,100,389	3,030,891
Non-controlling interests	(21,047)	113,402

Net income	4,079,342	3,144,293

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	307.95	232.55

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2024	For the first nine months ended December 31, 2025
Net income	4,079,342	3,144,293
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	210,341	481,552
Remeasurements of defined benefit plans	(14,377)	(15,115)
Share of other comprehensive income of equity method investees	(95,707)	35,987

Total of items that will not be reclassified to profit (loss)	100,257	502,423

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(391,637)	810,718
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	30,873	6,883
Share of other comprehensive income of equity method investees	54,906	29,337

Total of items that may be reclassified subsequently to profit (loss)	(305,858)	846,939

Total other comprehensive income, net of tax	(205,601)	1,349,362

Comprehensive income	3,873,742	4,493,655

Comprehensive income for the period attributable to
Toyota Motor Corporation	3,866,255	4,327,958
Non-controlling interests	7,486	165,697

Comprehensive income	3,873,742	4,493,655

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2024

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	4,100,389	—	—	4,100,389	(21,047)	4,079,342
Other comprehensive income, net of tax	—	—	—	(234,133)	—	(234,133)	28,533	(205,601)

Total comprehensive income	—	—	4,100,389	(234,133)	—	3,866,255	7,486	3,873,742

Transactions with owners and other
Dividends paid	—	—	(1,132,329)	—	—	(1,132,329)	(122,351)	(1,254,679)
Repurchase of treasury stock	—	—	—	—	(1,045,765)	(1,045,765)	—	(1,045,765)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	(1,104)	—	—	—	(1,104)	42,772	41,668

Total transactions with owners and other	—	(1,700)	(1,859,593)	—	(315,682)	(2,176,975)	(79,578)	(2,256,553)

Reclassification to retained earnings	—	—	204,905	(204,905)	—	—	—	—

Balances at December 31, 2024	397,050	490,102	35,241,066	4,064,718	(4,282,665)	35,910,271	946,255	36,856,527

For the first nine months ended December 31, 2025

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Other comprehensive income associated with assets held for sale	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2025	397,050	492,368	35,841,218	3,610,133	—	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income	—	—	3,030,891	—	—	—	3,030,891	113,402	3,144,293
Other comprehensive income, net of tax	—	—	—	1,297,067	—	—	1,297,067	52,295	1,349,362

Total comprehensive income	—	—	3,030,891	1,297,067	—	—	4,327,958	165,697	4,493,655

Transactions with owners and other
Dividends paid	—	—	(1,238,974)	—	—	—	(1,238,974)	(120,172)	(1,359,145)
Repurchase of treasury stock	—	—	—	—	—	(39,967)	(39,967)	—	(39,967)
Reissuance of treasury stock	—	1,358	—	—	—	508	1,866	—	1,866
Equity transactions and other	—	(1,018)	—	—	—	—	(1,018)	18,235	17,218

Total transactions with owners and other	—	340	(1,238,974)	—	—	(39,459)	(1,278,093)	(101,936)	(1,380,029)

Reclassification to retained earnings	—	—	139,545	(139,545)	—	—	—	—	—
Transfer to other comprehensive income associated with assets held for sale	—	—	—	(17,997)	17,997	—	—	—	—

Balances at December 31, 2025	397,050	492,708	37,772,680	4,749,658	17,997	(4,455,402)	38,974,691	1,017,848	39,992,539

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first nine months ended December 31, 2024	For the first nine months ended December 31, 2025
Cash flows from operating activities
Net income	4,079,342	3,144,293
Depreciation and amortization	1,685,749	1,745,489
Interest income and interest costs related to financial services, net	(573,582)	(562,847)
Share of profit (loss) of investments accounted for using the equity method	(454,754)	(437,912)
Income tax expense	1,350,751	1,044,191
Changes in operating assets and liabilities, and other	(2,490,557)	(1,261,568)
Interest received	2,009,306	2,043,817
Dividends received	620,863	423,600
Interest paid	(1,153,543)	(1,241,898)
Income taxes paid, net of refunds	(2,249,849)	(1,127,425)

Net cash provided by (used in) operating activities	2,823,725	3,769,739

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,346,216)	(1,515,418)
Additions to equipment leased to others	(2,911,301)	(2,077,130)
Proceeds from sales of fixed assets excluding equipment leased to others	25,133	24,714
Proceeds from sales of equipment leased to others	1,685,909	1,002,538
Additions to intangible assets	(221,728)	(236,609)
Additions to public and corporate bonds and stocks	(3,068,236)	(2,432,374)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	2,767,195	2,977,060
Other, net	(454,007)	(2,094,635)

Net cash provided by (used in) investing activities	(3,523,253)	(4,351,854)

Cash flows from financing activities
Increase (decrease) in short-term debt	112,226	(89,936)
Proceeds from long-term debt	9,787,886	9,032,872
Payments of long-term debt	(8,110,926)	(8,236,195)
Dividends paid to Toyota Motor Corporation common shareholders	(1,132,329)	(1,238,974)
Dividends paid to non-controlling interests	(122,351)	(120,172)
Reissuance (repurchase) of treasury stock	(1,045,765)	(39,967)
Other, net	39,168	17,282

Net cash provided by (used in) financing activities	(472,090)	(675,088)

Effect of exchange rate changes on cash and cash equivalents	44,714	285,305

Net increase (decrease) in cash and cash equivalents	(1,126,904)	(971,897)

Cash and cash equivalents at beginning of period	9,412,060	8,982,404

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	(91,600)

Cash and cash equivalents at end of period	8,285,156	7,918,907

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

5. Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

(2) Segment information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first nine months ended December 31, 2024:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	32,186,483	3,031,296	455,766	—	35,673,545
Inter-segment revenues and transfers	154,772	34,617	590,578	(779,967)	—

Total	32,341,256	3,065,913	1,046,344	(779,967)	35,673,545
Operating expenses	29,267,359	2,569,640	921,709	(764,653)	31,994,054

Operating income	3,073,897	496,273	124,635	(15,314)	3,679,491

For the first nine months ended December 31, 2025:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	34,021,193	3,553,132	513,280	—	38,087,604
Inter-segment revenues and transfers	152,081	34,269	654,876	(841,226)	—

Total	34,173,274	3,587,401	1,168,156	(841,226)	38,087,604
Operating expenses	31,752,847	2,924,029	1,052,407	(838,401)	34,890,883

Operating income	2,420,427	663,372	115,748	(2,826)	3,196,722

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

(iii) Geographic information

For the first nine months ended December 31, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	7,918,803	14,139,072	4,363,556	5,978,193	3,273,922	—	35,673,545
Inter-segment revenues and transfers	8,387,521	262,460	156,160	815,260	81,555	(9,702,957)	—

Total	16,306,324	14,401,532	4,519,716	6,793,453	3,355,477	(9,702,957)	35,673,545
Operating expenses	13,969,249	14,229,376	4,146,616	6,108,155	3,175,816	(9,635,158)	31,994,054

Operating income	2,337,075	172,156	373,100	685,298	179,660	(67,798)	3,679,491

For the first nine months ended December 31, 2025:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidate
Sales revenues
Revenues from external customers	8,019,618	15,857,614	4,792,613	6,050,172	3,367,588	—	38,087,604
Inter-segment revenues and transfers	8,306,032	287,786	152,618	883,114	120,921	(9,750,473)	—

Total	16,325,651	16,145,400	4,945,231	6,933,286	3,488,509	(9,750,473)	38,087,604
Operating expenses	14,529,114	16,050,421	4,620,580	6,298,259	3,230,297	(9,837,788)	34,890,883

Operating income	1,796,537	94,979	324,651	635,027	258,212	87,316	3,196,722

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where Toyota Motor Corporation or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first nine months ended December 31,
	2024	2025
Japan	5,651,807	5,796,337
North America	14,157,962	15,926,204
Europe	4,265,995	4,721,704
Asia	6,042,925	5,934,014
Other	5,554,856	5,709,344

Total	35,673,545	38,087,604

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

(3) Assets held for sale

At the end of FY2026 third quarter, assets held for sale, liabilities directly associated with assets held for sale, and other comprehensive income associated with assets held for sale represent the assets, liabilities, and related other comprehensive income of Hino Motors, Ltd. (“Hino”) and its consolidated subsidiaries classified as held for sale. This classification arises from the fact that all proposals regarding the business integration between Mitsubishi Fuso Truck and Bus Corporation and Hino were approved at the extraordinary general shareholders’ meeting of Hino held on November 28, 2025. As a result, upon the effective date of the business integration (scheduled for April 1, 2026), Hino is expected to cease being a consolidated subsidiary of Toyota.

TOYOTA MOTOR CORPORATION FY2026 Third Quarter Financial Summary

(4) Other

Toyota Motor Corporation announced an update on the progress of the review of the capital relationship with Toyota Industries Corporation disclosed in Toyota Motor Corporation’s annual report on Form 20-F submitted on June 18, 2025, as follows:

Toyota Motor Corporation plans to subscribe for shares of preferred stock to be issued through a third-party allotment by the parent company of the tender offeror in the tender offer for shares of Toyota Industries Corporation (the “Tender Offer for Toyota Industries Shares”). In response to the increase in the tender offer price for Toyota Industries Corporation, Toyota Motor Corporation has agreed with Toyota Fudosan Co., Ltd. that the payment amount for this investment will be as follows:

(Before change) 706.0 billion yen

(After change) 800.0 billion yen

Additionally, after the successful completion of the Tender Offer for Toyota Industries Shares and settlement thereof, Toyota Motor Corporation has changed the timing of the start of the tender offer for shares of its common stock held by Toyota Industries Corporation (the “Tender Offer for Own Shares”) as follows:

(Before change) Around mid-January 2026

(After change) Around mid-February 2026

The Tender Offer for Own Shares will not be conducted, directly or indirectly, in or targeted at the United States, nor through the postal service in the United States or other interstate or international commercial methods or means (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication), nor through any stock exchange in the United States. No tender of shares in the Tender Offer for Own Shares may be made through the above-mentioned methods or means, through such stock exchange, or from the United States. No tender that directly or indirectly violates the above-mentioned restrictions will be accepted in the Tender Offer for Own Shares.

Supplemental Material for Financial Results for FY2026 Third Quarter (Consolidated)

< IFRS >

	FY2025												FY2026								FY2026
	1Q (2024/4-6)		2Q (2024/7-9)		3Q (2024/10-12)		9 months (2024/4-12)		4Q (2025/1-3)		12 months (‘24/4-‘25/3)		1Q (2025/4-6)		2Q (2025/7-9)		3Q (2025/10-12)		9 months (2025/4-12)		Forecast 12 months (‘25/4-‘26/3)
Vehicle Production (thousands of units)	2,186		2,217		2,312		6,715		2,334		9,049		2,301		2,321		2,362		6,984
(Japan) –including Daihatsu & Hino	901		991		1,052		2,945		1,056		4,000		994		1,013		1,076		3,084
[Daihatsu & Hino]	[141	]	[219	]	[205	]	[564	]	[200	]	[764	]	[210	]	[211	]	[242	]	[664	]
(Overseas) –including Daihatsu & Hino	1,285		1,226		1,260		3,770		1,278		5,049		1,306		1,308		1,286		3,900
[Daihatsu & Hino]	[106	]	[122	]	[122	]	[350	]	[108	]	[458	]	[86	]	[101	]	[111	]	[299	]
North America	523		445		467		1,436		522		1,958		557		524		511		1,592
Europe	215		181		206		602		208		811		197		185		217		599
Asia	434		466		455		1,355		434		1,790		423		466		459		1,347
Central and South America	87		100		101		288		83		370		101		97		66		264
Africa	26		33		31		90		31		120		30		37		33		99
Vehicle Sales (thousands of units)	2,252		2,304		2,444		7,000		2,362		9,362		2,411		2,372		2,519		7,302		9,750
(Japan) –including Daihatsu & Hino	421		517		516		1,454		536		1,991		481		488		546		1,516		2,070
[Daihatsu & Hino]	[84	]	[136	]	[129	]	[349	]	[136	]	[485	]	[130	]	[134	]	[148	]	[412	]	[570	]
(Overseas) –including Daihatsu & Hino	1,830		1,787		1,929		5,546		1,826		7,372		1,930		1,883		1,972		5,786		7,680
[Daihatsu & Hino]	[61	]	[65	]	[60	]	[186	]	[55	]	[240	]	[48	]	[48	]	[53	]	[149	]	[230	]
North America	705		643		695		2,043		660		2,703		794		739		784		2,318		2,960
Europe	291		256		318		866		306		1,172		298		275		308		881		1,230
Asia	436		469		473		1,378		460		1,838		421		432		471		1,325		1,820
Central and South America	114		134		127		375		119		495		129		132		103		364		490
Oceania	82		71		80		232		77		309		78		76		73		228		280
Africa	49		56		60		166		58		224		60		77		69		207		280
Middle East	151		157		172		480		143		622		147		151		161		459		620
Other	2		2		2		6		2		8		2		1		1		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,636		2,737		2,922		8,295		2,715		11,011		2,829		2,814		2,964		8,607		11,300

Supplemental 1

Supplemental Material for Financial Results for FY2026 Third Quarter (Consolidated)

< IFRS >

	FY2025						FY2026						FY2026
	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	9 months (2024/4-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)		2Q (2025/7-9)	3Q (2025/10-12)	9 months (2025/4-12)		Forecast 12 months (‘25/4-‘26/3)
Foreign Exchange Rates
Yen to US Dollar Rate	156	150	152	153	153	153	145		147	154	149		as premise: 150
Yen to Euro Rate	168	164	163	165	161	164	164		172	179	172		as premise: 174
Number of Employees	384,954	384,158	384,338	384,338	383,853	383,853	389,144		390,024	390,241	390,241	(Note 1)
Sales Revenues (billions of yen)	11,837.8	11,444.5	12,391.0	35,673.5	12,363.1	48,036.7	12,253.3		12,377.4	13,456.8	38,087.6		50,000.0
Geographic Information
Japan	5,224.0	5,317.3	5,764.8	16,306.3	5,552.7	21,859.0	5,210.7		5,302.5	5,812.3	16,325.6
North America	5,002.4	4,522.9	4,876.1	14,401.5	4,898.7	19,300.3	5,314.2		5,154.2	5,676.8	16,145.4
Europe	1,509.0	1,380.1	1,630.5	4,519.7	1,793.7	6,313.4	1,561.6		1,584.8	1,798.7	4,945.2
Asia	2,231.7	2,238.2	2,323.3	6,793.4	2,194.6	8,988.0	2,134.3		2,317.1	2,481.7	6,933.2
Other	1,053.8	1,066.6	1,235.0	3,355.4	1,165.7	4,521.2	1,127.4		1,199.7	1,161.3	3,488.5
Elimination	-3,183.2	-3,080.7	-3,438.8	-9,702.9	-3,242.5	-12,945.5	-3,095.1		-3,181.1	-3,474.1	-9,750.4
Business Segment
Automotive	10,759.7	10,332.4	11,249.0	32,341.2	10,858.6	43,199.8	11,039.6		11,060.8	12,072.7	34,173.2
Financial Services	1,005.3	1,037.6	1,022.9	3,065.9	1,415.2	4,481.1	1,136.1		1,194.2	1,257.0	3,587.4
All Other	315.6	337.6	393.0	1,046.3	400.7	1,447.1	342.8		392.9	432.3	1,168.1
Elimination	-242.8	-263.2	-273.8	-779.9	-311.4	-1,091.4	-265.3		-270.6	-305.2	-841.2
Operating Income (billions of yen)	1,308.4	1,155.7	1,215.2	3,679.4	1,116.0	4,795.5	1,166.1		839.5	1,191.0	3,196.7		3,800.0
(Operating Income Ratio) (%)	(11.1)	(10.1)	(9.8)	(10.3)	(9.0)	(10.0)	(9.5)		(6.8)	(8.9)	(8.4)		(7.6)
Geographic Information
Japan	881.2	641.1	814.6	2,337.0	814.0	3,151.1	645.0		472.1	679.3	1,796.5
North America	85.0	28.7	58.3	172.1	-63.3	108.8	-21.1		-46.7	162.8	94.9
Europe	124.6	91.2	157.1	373.1	42.4	415.5	96.9		103.7	123.9	324.6
Asia	245.9	244.4	194.8	685.2	211.2	896.5	215.7		228.5	190.7	635.0
Other	41.7	98.8	39.0	179.6	72.9	252.6	94.0		107.8	56.2	258.2
Elimination	-70.2	51.3	-48.8	-67.7	38.7	-29.0	135.4		-26.0	-22.1	87.3
Business Segment
Automotive	1,117.9	949.8	1,006.1	3,073.8	866.3	3,940.2	911.4		574.0	934.9	2,420.4
Financial Services	159.7	172.7	163.7	496.2	187.2	683.5	222.2		228.2	212.9	663.3
All Other	40.7	33.2	50.5	124.6	56.5	181.1	37.4		31.3	46.8	115.7
Elimination	-9.9	-0.1	-5.2	-15.3	5.9	-9.4	-5.0		5.8	-3.7	-2.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	164.9	99.3	190.4	454.7	136.4	591.2	141.0		131.5	165.2	437.9		560.0
Income before Income Taxes (billions of yen)	1,872.2	859.8	2,698.0	5,430.0	984.4	6,414.5	1,252.1		1,225.9	1,710.3	4,188.4		5,020.0
(Income before Income Taxes Ratio) (%)	(15.8)	(7.5)	(21.8)	(15.2)	(8.0)	(13.4)	(10.2)		(9.9)	(12.7)	(11.0)		(10.0)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	1,333.3	573.7	2,193.2	4,100.3	664.6	4,765.0	841.3		932.0	1,257.4	3,030.8		3,570.0
(Net Income Ratio) (%)	(11.3)	(5.0)	(17.7)	(11.5)	(5.4)	(9.9)	(6.9)		(7.5)	(9.3)	(8.0)		(7.1)
Dividends
Cash Dividends (billions of yen)	—	525.9	—	525.9	652.4	1,178.4	—		586.5	—	586.5	(Note 2)
Cash Dividends per Share (yen)	—	40	—	40	50	90	—		45	—	45		95
Payout Ratio (%)	—	28.1	—	28.1	22.8	25.0	—		33.0	—	33.0		34.6
Value of Shares Repurchased (billions of yen)[actual purchase]	18.9	884.4	142.2	1,045.7	133.2	1,179.0	39.9		—	—	39.9	(Note 3)
Value of Shares Repurchased (billions of yen)[based on resolution]	—	199.9	—	199.9	—	199.9	4,341.2	(Note 8)	—	—	4,341.2	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987		15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2026 Third Quarter (Consolidated)

< IFRS >

	FY2025						FY2026					FY2026
	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	9 months (2024/4-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)	2Q (2025/7-9)	3Q (2025/10-12)	9 months (2025/4-12)		Forecast 12 months (‘25/4-‘26/3)
R&D Expenses (billions of yen)	304.6	334.9	336.8	976.4	350.0	1,326.4	355.8	354.4	372.9	1,083.3		1,420.0	(Note 5)
Depreciation Expenses (billions of yen)	352.3	335.4	335.3	1,023.0	337.4	1,360.5	327.5	344.3	360.6	1,032.5		1,500.0	(Note 6)
Geographic Information
Japan	148.6	141.8	143.9	434.4	150.1	584.5	143.5	155.5	164.2	463.3
North America	120.4	114.8	112.8	348.1	114.6	462.7	108.7	109.4	112.3	330.5
Europe	23.4	25.6	25.7	74.8	22.1	96.9	23.3	25.9	28.9	78.2
Asia	48.3	43.0	42.9	134.3	42.8	177.1	42.7	43.1	44.4	130.4
Other	11.4	9.9	9.9	31.3	7.7	39.0	9.2	10.1	10.6	30.0
Capital Expenditures (billions of yen)	368.0	443.1	558.7	1,369.9	764.9	2,134.8	392.4	530.4	594.2	1,517.1		2,300.0	(Note 6)
Geographic Information
Japan	163.2	198.7	255.4	617.4	409.1	1,026.6	193.8	254.4	249.1	697.4
North America	115.9	173.4	184.6	474.1	204.6	678.7	125.4	165.2	165.4	456.1
Europe	17.4	10.7	15.0	43.1	31.3	74.4	18.8	17.5	30.0	66.3
Asia	52.6	30.6	65.8	149.1	58.2	207.4	28.5	62.1	114.2	204.9
Other	18.6	29.5	37.8	86.0	61.5	147.5	25.8	31.0	35.3	92.2
Total Liquid Assets (billions of yen)	15,585.7	15,404.1	16,366.2	16,366.2	16,702.4	16,702.4	17,016.3	17,709.5	18,005.8	18,005.8	(Note 7)
Total Assets (billions of yen)	94,037.3	89,169.2	94,674.4	94,674.4	93,601.3	93,601.3	93,468.1	97,574.8	102,344.5	102,344.5
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	35,737.7	34,368.5	35,910.2	35,910.2	35,924.8	35,924.8	36,040.2	37,492.1	38,974.6	38,974.6
Return on Equity (%)						13.6
Return on Asset (%)						5.2
Number of Consolidated Subsidiaries (including Structured Entities)						585
Number of Associates and Joint Ventures Accounted for Using the Equity Method						165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2025 (billions of yen, approximately)	3Q (2025/10-12)	9 months (2025/4-12)
Marketing Efforts	100.0	745.0
Effects of Changes in Exchange Rates	115.0	-275.0
Cost Reduction Efforts	30.0	-40.0
From Engineering	10.0	-100.0
From Manufacturing and Logistics	20.0	60.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-390.0	-1,465.0
Other	120.8	552.3
(Changes in Operating Income)	-24.2	-482.7
Non-operating Income	-963.4	-758.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-25.1	-16.8
Income tax expense, Net Income Attributable to Non-controlling Interests	51.8	172.1
(Changes in Net Income Attributable to Toyota Motor Corporation)	-935.8	-1,069.4

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services
(Note 8)	As part of the process of taking Toyota Industries Corporation private, 3,208.5 billion yen was approved by the Board of Directors in June 2025, and revised to 4,341.2 billion yen in January 2026

Supplemental 3